Western Copper and Gold Corporation

Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2026 and 2025

(Unaudited, Expressed in Canadian dollars)

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited)
(Expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

		September 30, 2026	December 31, 2025
	Note	$	$
ASSETS

Cash and cash equivalents	3	26,629,648	22,259,937
Short-term investments	4	94,039,284	28,273,349
Marketable securities		19,320	9,660
Other assets		887,178	772,186
CURRENT ASSETS		121,575,430	51,315,132

Property, plant and equipment		1,509,201	46,291
Right-of-use assets		654,581	236,112
Exploration and evaluation asset	5	164,245,090	144,292,235

ASSETS		287,984,302	195,889,770

LIABILITIES

Accounts payable and accrued liabilities		7,187,360	2,434,598
Current portion of lease obligations		164,855	172,110
Current portion of financing obligations		226,462	-
CURRENT LIABILITIES		7,578,677	2,606,708

Lease obligations		516,526	64,875
Financing obligations		698,764	-

LIABILITIES		8,793,967	2,671,583

SHAREHOLDERS' EQUITY

Share capital	6	369,995,335	279,558,766
Contributed surplus	7	40,057,261	38,630,750
Deficit		(130,862,261)	(124,971,329)

SHAREHOLDERS' EQUITY		279,190,335	193,218,187

LIABILITIES AND SHAREHOLDERS' EQUITY		287,984,302	195,889,770

Approved by the Board of Directors

/s/ Robert Chausse	Director	/s/ Klaus Zeitler	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements	2

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited)
(Expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

		Three Months Ended September 30,		Nine Months Ended September 30,
		2026	2025	2026	2025
	Note	$	$	$	$

Depreciation		98,654	31,333	213,123	64,715
Filing and regulatory fees		20,813	25,284	392,660	303,991
Office and administration		451,364	274,105	1,063,180	598,924
Professional fees		105,289	180,952	504,588	536,861
Share-based payments	7	740,442	474,126	2,829,493	1,863,782
Shareholder communication and travel		192,256	216,514	609,176	570,179
Wages and benefits		1,040,037	631,958	2,614,795	2,049,748

CORPORATE EXPENSES		2,648,855	1,834,272	8,227,015	5,988,200

Foreign exchange loss (gain)		2,861	(3,223)	6,138	(194)
Interest income		(966,594)	(406,624)	(2,332,561)	(1,614,346)
Gain on marketable securities		(7,350)	(534,133)	(9,660)	(2,218,307)

LOSS AND COMPREHENSIVE LOSS		1,677,772	890,292	5,890,932	2,155,353

Basic and diluted loss per share		0.01	0.00	0.03	0.01

Weighted average number of common shares outstanding		226,166,691	201,393,862	221,099,999	200,217,426

The accompanying notes are an integral part of these condensed interim consolidated financial statements	3

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited)
(Expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine months ended September 30,		2026	2025
		$	$
Cash flows provided by (used in)	Note

OPERATING ACTIVITIES
Loss and comprehensive loss		(5,890,932)	(2,155,353)

ITEMS NOT AFFECTING CASH
Depreciation		213,123	64,715
Finance costs		50,539	8,221
Gain on marketable securities		(9,660)	(2,218,307)
Share-based payments		2,829,493	1,863,782
		(2,807,437)	(2,436,942)

Change in non-cash working capital items	11	574,220	53,324
Settlement of Deferred Share Units		-	(77,348)

OPERATING ACTIVITIES		(2,233,217)	(2,460,966)

FINANCING ACTIVITIES

Financings	6	92,001,869	-
Share issuance costs	6	(5,691,059)	-
Exercise of stock options	7	1,951,530	1,857,084
Exercise of warrants		-	1,275,000
Lease payments		(160,040)	(62,252)
Financing obligation payments		(90,212)	-

FINANCING ACTIVITIES		88,012,088	3,069,832

INVESTING ACTIVITIES
Redemption (purchase) of short-term investments, net		(64,995,970)	8,187,879
Exploration and evaluation asset expenditures		(15,880,857)	(15,120,339)
Purchase of property, plant and equipment		(532,333)	(50,075)
Proceeds from sale of marketable securities		-	2,571,837

INVESTING ACTIVITIES		(81,409,160)	(4,410,698)

CHANGE IN CASH AND CASH EQUIVALENTS		4,369,711	(3,801,832)

Cash and cash equivalents - Beginning		22,259,937	14,202,317

CASH AND CASH EQUIVALENTS - ENDING		26,629,648	10,400,485

The accompanying notes are an integral part of these condensed interim consolidated financial statements	4

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited)
(Expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Number of Shares	Share Capital	Contributed Surplus	Deficit	Shareholders' Equity
		$	$	$	$

DECEMBER 31, 2024	198,391,318	272,544,984	38,916,835	(121,851,567)	189,610,252

Exercise of restricted share units	207,940	370,697	(370,697)	-	-
Exercise of warrants	1,500,000	1,626,000	(351,000)	-	1,275,000
Exercise of stock options	1,383,334	2,907,693	(768,609)	-	2,139,084
Exercise of deferred share units	171,700	364,630	(739,725)	-	(375,095)
Share-based payments	-	-	2,318,347	-	2,318,347
Loss and comprehensive loss	-	-	-	(2,155,353)	(2,155,353)

SEPTEMBER 30, 2025	201,654,292	277,814,004	39,005,151	(124,006,920)	192,812,235

Exercise of restricted share units	298,301	602,532	(602,532)	-	-
Exercise of stock options	384,999	1,142,230	(324,278)	-	817,952
Share-based payments	-	-	552,409	-	552,409
Loss and comprehensive loss	-	-	-	(964,409)	(964,409)

DECEMBER 31, 2025	202,337,592	279,558,766	38,630,750	(124,971,329)	193,218,187

Shares issued for cash	22,169,125	92,001,869	-	-	92,001,869
Share issuance costs	-	(5,691,059)	-	-	(5,691,059)
Exercise of restricted share units	736,486	1,241,310	(1,241,310)	-	-
Exercise of stock options	944,568	2,700,528	(748,998)	-	1,951,530
Exercise of deferred share units	88,400	183,921	(183,921)	-	-
Share-based payments	-	-	3,600,740	-	3,600,740
Loss and comprehensive loss	-	-	-	(5,890,932)	(5,890,932)

SEPTEMBER 30, 2026	226,276,171	369,995,335	40,057,261	(130,862,261)	279,190,335

The accompanying notes are an integral part of these condensed interim consolidated financial statements	5

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements For the nine months ended September 30, 2026 and 2025 (Unaudited – Prepared by management)
(Expressed in Canadian dollars)

1. NATURE OF OPERATIONS

Western Copper and Gold Corporation (together with its subsidiaries, "Western" or the "Company") is directly engaged in exploration, permitting and development of the Casino mineral property located in Yukon, Canada (the "Casino Project"). The Company is incorporated in British Columbia, Canada. Its head office is located at 907-1030 West Georgia Street, Vancouver, British Columbia.

While Western has been successful in raising sufficient capital to fund its operations, if the Company successfully progresses through permitting to the development and construction stage for the Casino Project, the Company will need to raise additional funds to complete the development and construction of the Casino Project. There can be no assurance that it will be able to raise such project financing in the future.

2. BASIS OF PRESENTATION

a. Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards") as applicable to the preparation of interim financial statements under IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2025, which have been prepared in accordance with IFRS Accounting Standards.

These financial statements were approved for issue by the Company's board of directors on November 5, 2026.

b. IFRS Pronouncements

Amendments to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments.

Effective January 1, 2026, the Company adopted certain amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for periods beginning on or after January 1, 2026 and adoption of these amendments did not have a material effect on our condensed interim consolidated financial statements. For financial liabilities settled in cash using an electronic payment system, we applied the election to deem these financial liabilities to be discharged before the settlement date.

6

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements For the nine months ended September 30, 2026 and 2025 (Unaudited – Prepared by management)
(Expressed in Canadian dollars)

The amendments have been applied retrospectively with no restatement of comparative information, in accordance with transition requirements on initial application of IFRS 9.

IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, which replaces IAS 1, Presentation of Financial Statements. It is effective for annual reporting periods beginning on or after January 1, 2027, including interim periods within that year, and requires retrospective application. The Company will adopt IFRS 18 on January 1, 2027 and re-present its comparative information accordingly. IFRS 18 affects presentation and disclosure only and will not change the recognition or measurement of any items, the Company's loss and comprehensive loss, or its total assets, liabilities and equity.

Management is currently completing its assessment of the standard's effect on the Company. Income and expenses will be presented in operating, investing and financing categories, with new subtotals for operating loss and for loss before financing and income taxes. The Company expects to present interest income and gains and losses on marketable securities in the investing category, and interest expense on lease and financing obligations in the financing category. In the statement of cash flows, operating activities will be reconciled from operating loss.

Based on its assessment to date, the Company does not expect to present any management-defined performance measures.

As of September 30, 2026, there are no other IFRS or IFRIC interpretations with future effective dates that are expected to have a material impact on the Company.

c. Accounting estimates and judgments

The preparation of financial statements in conformity with IFRS accounting standards requires management to exercise judgement in the process of applying its accounting policies and to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the period.  Actual results could differ from those estimates. Differences may be material.

The Company is required to make significant judgements in assessing whether there are any indicators of impairment relating to its exploration and evaluation asset. If any such indicator exists, then an impairment test is performed by management. Indicators of impairment may include (i) the period for which the entity has the right to explore in the specific area has expired during the year or will expire; (ii) substantive expenditures on further exploration for the evaluation of mineral resources in the specific area is neither budgeted nor planned; (iii) sufficient data exists to support that extracting the resources will not be technically feasible or commercially viable; and (iv) development or sale of a specific area is unlikely to recover existing exploration and evaluation asset costs. If any of these indicators are present, management would need to assess whether the exploration and evaluation asset should be impaired. There are no indicators of impairment as of September 30, 2026.

Judgment is required in assessing whether a mineral property is in the exploration and evaluation phase and should be classified as an exploration and evaluation asset or if the exploration and evaluation phase has been completed and the mineral property should be reclassified as property and equipment. We determined that although a feasibility study for the Casino Project has been completed, the Company has not yet received the necessary licenses and permits required to consider the exploration and evaluation stage to have been completed.

7

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements For the nine months ended September 30, 2026 and 2025 (Unaudited – Prepared by management)
(Expressed in Canadian dollars)

3. CASH AND CASH EQUIVALENTS

A breakdown of the Company's cash and cash equivalents is as follows:

As of	September 30, 2026	December 31, 2025
	$	$
Cash	26,629,648	8,297,526
Cash equivalents	-	13,962,411

TOTAL	26,629,648	22,259,937

As at September 30, 2026, the Company held cash of $26,547,780 in a high-interest account with an interest rate of 2.70%. The Company held no cash equivalents as all GICs held had original terms to maturity of greater than three months and are presented as short-term investments (Note 4). At December 31, 2025, cash equivalents were comprised of cashable guaranteed investment certificates ("GICs") with a weighted average interest rate of 2.38% and term of 81 days. The GICs are issued by Schedule 1 chartered banks in Canada.

4. SHORT-TERM INVESTMENTS

As at September 30, 2026 the Company had $92,808,092 (December 31, 2025 - $27,812,122) invested in Canadian dollar denominated GICs plus total accrued interest of $1,231,192 (December 31, 2025 - $461,227). The GICs had a weighted average interest rate of 3.29% and term of 350 days (December 31, 2025 - 3.00% and term of 340 days). The GICs are issued by Schedule 1 chartered banks in Canada.

5. EXPLORATION AND EVALUATION ASSET

a. Casino (100% - Yukon, Canada)

The Casino Project is a copper-gold porphyry deposit located in Yukon, Canada. Due to its location and the northern climate, work on the Casino Project can be limited to the period of late spring through early fall, as winter conditions limit the ability to do surface work.

The Casino Property is subject to a 2.75% NSR on the claims comprising the Casino project in favour of Osisko Gold Royalties Ltd. ("Osisko Gold") pursuant to the Royalty Assignment and Assumption Agreement dated July 31, 2017 when 8248567 Canada Limited assigned to Osisko Gold all of its rights, title and interest in the 2.75% NSR.

8

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements For the nine months ended September 30, 2026 and 2025 (Unaudited – Prepared by management)
(Expressed in Canadian dollars)

b. Exploration and evaluation expenditures

Total
$
DECEMBER 31, 2024	122,690,820

Claims and maintenance	38,133
Engineering	918,454
Exploration, drilling and camp program	919,095
Permitting	17,247,920
Salary and wages	1,859,164
Share-based payments	618,649

DECEMBER 31, 2025	144,292,235

Engineering	1,321,937
Exploration, drilling and camp program	8,517,586
Permitting	7,604,607
Salary and wages	1,771,603
Share-based payments	737,122

SEPTEMBER 30, 2026	164,245,090

6. SHARE CAPITAL

a. Authorized share capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

b. Financing

On February 26, 2026, the Company completed a bought deal public offering (the "Offering") of 22,169,125 common shares of the Company at a price of $4.15 per common share for gross proceeds of $92,001,869. In connection with the Offering, the Company paid the underwriters a cash commission of $4,587,830 and incurred other share issuance costs of $1,103,229.

7. EQUITY INCENTIVE PLANS

The Company has three equity incentive plans consisting of a stock option plan (the "Option Plan"), a restricted share unit plan (the "RSU Plan") and a deferred share unit plan (the "DSU Plan") (collectively the "Equity Incentive Plans"). Pursuant to the Company's annual general meeting held on June 17, 2021, it was approved that the maximum aggregate number of common shares issuable under the Equity Incentive Plans cannot exceed 10% of number of common shares issued and outstanding.

9

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements For the nine months ended September 30, 2026 and 2025 (Unaudited – Prepared by management)
(Expressed in Canadian dollars)

a. Stock Options and Share-based payments

Stock Options

Under the Option Plan, the exercise price of the stock options must be greater than, or equal to, the market value of the Company's common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two-year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. At September 30, 2026, the Company could issue an additional 5,619,845 stock options under the terms of the stock option plan.

A summary of the Company's stock options outstanding and the changes for the periods then ended, is presented below:

	Number of stock options	Weighted average exercise price
		$
DECEMBER 31, 2024	8,707,334	1.75

Granted	481,225	1.61
Exercised	(1,768,333)	1.67
Expired	(810,000)	1.68
Forfeited	(25,262)	1.61

DECEMBER 31, 2025	6,584,964	1.77

Granted	709,609	4.18
Exercised	(944,568)	2.07
Forfeited	(28,481)	3.81

SEPTEMBER 30, 2026	6,321,524	1.99

During the three and nine months ended September 30, 2026, the Company recognized an expense in respect of stock options of $253,637 and $839,609, respectively, in the statement of loss and comprehensive loss (three and nine months ended September 30, 2025 - $198,040 and $747,872, respectively). During the three and nine months ended September 30, 2026, $27,343 and $112,446, respectively, was capitalized (three and nine months ended September 30, 2025, $22,296 and $95,602, respectively) in the exploration and evaluation asset in relation to stock options. Stock options outstanding are as follows:

Stock options outstanding, by exercise price	Number of Stock options	Weighted average exercise price	Average remaining contractual life
		$	years
$1.11 - $1.41	1,000,000	1.35	2.40
$1.42 - $1.66	2,814,600	1.58	2.59
$1.67 - $2.10	709,668	2.04	1.63
$2.11 - $2.22	1,112,000	2.19	2.54
$2.23 - $4.18	685,256	4.18	4.28

SEPTEMBER 30, 2026	6,321,524	1.99	2.63

10

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements For the nine months ended September 30, 2026 and 2025 (Unaudited – Prepared by management)
(Expressed in Canadian dollars)

The weighted average exercise price for options exercised during the nine months ended September 30, 2026, was $2.07 (nine months ended September 30, 2025 - $1.54). Of the total stock options outstanding, 4,821,736 were vested and exercisable at September 30, 2026. The weighted average exercise price of vested stock options is $1.74 and the average remaining contractual life is 2.39 years.

Share-based payments

During the nine months ended September 30, 2026, the Company granted 709,609 (nine months ended September 30, 2025 - 481,225) stock options to employees, directors and consultants. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The weighted average assumptions and resulting fair values are as follows:

Inputs and assumptions	Nine months ended September 30, 2026	Nine months ended September 30, 2025

Exercise price	$4.18	$1.61
Market price	$4.18	$1.61
Expected option term (years)	5.0	5.0
Expected stock price volatility	50.8%	54.0%
Average risk-free interest rate	2.96%	3.15%
Expected forfeiture rate	-	-
Expected dividend yield	-	-

FAIR VALUE PER OPTION GRANTED	$1.97	$0.80

b. Restricted Share Units

The Company granted restricted share units ("RSUs") in accordance with the RSU plan approved at the June 17, 2021 shareholders meeting. These RSUs vest in three equal tranches: Tranche one - on completion of 12 months from grant date, Tranche two - on completion of eighteen months from the grant date and Tranche three - on completion of twenty-four months from grant date. These RSUs are classified as equity settled as these awards will be settled by issuing the shares and are valued at the market price of the Company shares on the date of grant. As at September 30, 2026, the Company could issue an additional 5,319,613 RSUs under the RSU Plan.

On April 8, 2026, the Company granted 590,936 milestone-based restricted share units ("Milestone RSUs") to certain employees and executives. These awards vest upon the achievement of specified corporate milestones related to the advancement of the Casino Project. The grant-date fair value of the awards was determined using the Company's share price of $3.72 per common share, resulting in a total fair value of $2,198,282. Share-based compensation is recognized over the estimated vesting period based on management's assessment of the expected timing of achieving each performance milestone.

11

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements For the nine months ended September 30, 2026 and 2025 (Unaudited – Prepared by management)
(Expressed in Canadian dollars)

A summary of the Company's RSUs outstanding and the changes for the periods then ended, is presented below:

Number of shares issued or issuable on vesting
DECEMBER 31, 2024	655,743

RSUs Granted	986,682
RSUs Converted to common shares	(506,241)
RSUs Forfeited	(51,796)

DECEMBER 31, 2025	1,084,388

RSUs Granted	1,120,935
RSUs Converted to common shares	(736,486)
RSUs Forfeited	(116,917)

SEPTEMBER 30, 2026	1,351,920

In relation to RSUs, the Company recognized an expense of $484,623 and $1,375,247 for the three and nine months ended September 30, 2026 (three and nine months ended September 30, 2025 - $231,824 and $781,157), respectively, in the statements of loss and comprehensive loss. During the three and nine months ended September 30, 2026, $233,590 and $624,676 was capitalized (three and nine months ended September 30, 2025 - $90,687 and $381,839), respectively, to the exploration and evaluation asset.

c. Deferred Share Units

Only directors of the Company are eligible for deferred share units ("DSUs") and each DSU vests immediately and is redeemed upon a director ceasing to be a director of the Company. DSUs are classified as equity settled as these awards will be settled by issuing the shares and are valued at the market price of the Company shares on the date of grant. As at September 30, 2026, the Company could issue an additional 3,447,620 DSUs under the DSU Plan.

Number of shares issuable
DECEMBER 31, 2024	658,300

DSUs Granted	204,664
DSUs Exercised/Released	(369,144)

DECEMBER 31, 2025	493,820

DSUs Granted	161,675
DSUs Exercised/Released	(88,400)

SEPTEMBER 30, 2026	567,095

In relation to DSUs, the Company recognized an expense of $33,682 and $648,764 during the three and nine months ended September 30, 2026 (three and nine months ended September 30, 2025 - $42,136 and $311,877), respectively, in the statements of loss and comprehensive loss.

12

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements For the nine months ended September 30, 2026 and 2025 (Unaudited – Prepared by management)
(Expressed in Canadian dollars)

8. KEY MANAGEMENT COMPENSATION

The Company's key management includes its directors and officers.  The remuneration of key management was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Salaries and director fees	736,978	539,100	2,276,316	1,635,739
Share-based payments	701,614	551,088	2,731,104	1,896,393

KEY MANAGEMENT COMPENSATION	1,438,592	1,090,188	5,007,420	3,532,132

Share-based payments represent the fair value expensed during the periods presented above for stock options, RSUs and DSUs previously granted to directors and officers. Salaries and share-based payments for certain officers are capitalized to the exploration and evaluation asset and the balance is recognized in the statement of loss and comprehensive loss.

During the three and nine months ended September 30, 2026, the Company recorded a bonus accrual of $279,103 and $837,309 (three and nine months ended September 30, 2025 - $181,501 and $544,504), respectively, which is recorded in salaries and director fees above.

All related party transactions are disclosed in the above Key Management Compensation section. There were no additional related party transactions.

9. SURETY BONDING

The Company holds a surety bonding arrangement with a third-party (the "Surety") to satisfy bonding requirements in the Yukon Territory. The total value of the Surety is $786,777 of which $nil is collateralized on the balance sheet as at September 30, 2026 (December 31, 2025 - $nil).

10. SEGMENTED INFORMATION

The Company's operations are in one segment: the acquisition, exploration, and future development of mineral resource properties.  All interest income is earned in Canada, and all assets are held in Canada.

11. SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash working capital items

For the nine months ended September 30,	2026	2025
	$	$
Change in other assets	241,047	276,514
Change in accrued interest	(769,965)	599,740
Change in accounts payable and accrued liabilities related to operations	1,103,138	(822,930)

CHANGE IN NON-CASH WORKING CAPITAL ITEMS	574,220	53,324

13

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements For the nine months ended September 30, 2026 and 2025 (Unaudited – Prepared by management)
(Expressed in Canadian dollars)

12. CAPITAL MANAGEMENT

The Company considers capital to be equity composed of share capital, contributed surplus, and deficit.  It is the Company's objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop mineral resource properties.

The Company monitors its cash position on a regular basis to determine whether sufficient funds are available to meet its short-term and long-term corporate objectives and makes adjustments to its plans for changes in economic conditions, capital markets and the risk characteristics of the underlying assets.

To maintain its objectives, the Company may attempt to issue new shares, seek debt financing, acquire or dispose of assets or change the timing of its planned exploration and development projects.  There is no assurance that these initiatives will be successful.

There was no change in the Company's approach to capital management during the period. Western has no debt aside from asset-backed equipment financing obligations and does not pay dividends. The Company is not subject to any externally imposed capital restrictions.

13. FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework. The Company has exposure to liquidity, credit, and market risk from the use of financial instruments. Financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, certain other assets, accounts payable and accrued liabilities, and financing obligations.

a. Fair value information

As at September 30, 2026, the carrying amounts of cash and cash equivalents, short-term investments, marketable securities, and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments. The fair value of the marketable securities is determined by reference to published price quotations in an active market (classified as level 1 in the fair value hierarchy). The carrying value of the financing obligations approximates fair value given the recent transaction.

b. Management of financial risks

(i) Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. The Company uses cash forecasts to ensure that there is sufficient cash on hand to meet short-term business requirements. Cash is invested in redeemable GICs, which are highly liquid investments and available to discharge obligations when they come due. The Company does not maintain a line of credit.

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Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements For the nine months ended September 30, 2026 and 2025 (Unaudited – Prepared by management)
(Expressed in Canadian dollars)

(ii) Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments.  These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested. To limit its credit risk, the Company uses a restrictive investment policy.  Cash and cash equivalents and short-term investments are held with high quality financial institutions.  Substantially all cash and cash equivalents and short-term investments held with financial institutions exceeds government-insured limits. We have established credit policies that seek to minimize our credit risk by entering into transactions with investment grade credit worthy and reputable financial institutions. The carrying amount of financial assets, other than marketable securities, recorded in the financial statements represents Western's maximum exposure to credit risk.

(iii) Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities. The Company has no control over these fluctuations and does not hedge its investments. Marketable securities are adjusted to fair value at each balance sheet date. A 10% fluctuation in value of its publicly traded marketable securities rate would have a minimal impact on the Company's loss and comprehensive loss.

(iv) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company's financial assets and liabilities are not exposed to interest rate risk due to their short-term nature and maturity. Cash and equivalents and short-term investments are subject to fixed interest rates. The Company is not subject to interest rate risk.

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